  Exhibit 99.1

CordovaCann Corp.
(formerly LiveReel Media Corporation)

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2018 and 2017

(Expressed in Canadian Dollars)

CordovaCann Corp. (formerly LiveReel Media Corporation)

Notice to Reader of the Unaudited Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of CordovaCann Corp. (formerly LiveReel Media Corporation) for the three and six months ended December 31, 2018 have been prepared in accordance with International Financial Reporting Standards, consistently applied.

The accompanying unaudited condensed interim consolidated financial statements have been prepared and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for the review of condensed interim consolidated financial statements by an entity’s auditor.

February 26, 2019

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	December 31,	June 30,
	2018	2018
	(Unaudited)	(Audited)
	$	$

ASSETS
Current
Cash and cash equivalents	181,328	3,250,697
Promissory note (Note 12)	87,718	15,802
Prepaid expense and deposits	235,009	325,659
Advances to joint venture (Note 5)	1,726,589	610,705
	2,230,644	4,202,863

Investment in joint venture (Note 5)	565,541	534,311
Other investment (Note 13)	500,000	-
Equipment (Note 4)	127,738	138,418

Total assets	3,423,923	4,875,592

LIABILITIES
Current
Accounts payable and accrued liabilities	673,900	320,321
Debenture unit deposits (Note 8)	50,000	-
Total liabilities	723,900	320,321

SHAREHOLDERS' EQUITY
Share capital	14,480,241	14,480,241
Contributed surplus	4,395,021	3,808,611
Accumulated deficit	(16,173,045)	(13,734,265)
Accumulated other comprehensive income	(2,194)	684
Total shareholders' equity	2,700,023	4,555,271

Total liabilities and shareholders' equity	3,423,923	4,875,592

Going concern (Note 1)
Related party transactions (Note 7)
Commitments (Note 11)
Subsequent events (Note 18)

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2018 $	December 31, 2017 $ (Note 17)	December 31, 2018 $	December 31, 2017 $ (Note 17)

Revenue (Note 4)	-	-	-	-
Cost of sales (Note 4)	7,832	-	15,263	-
	(7,832)	-	(15,263)	-

Expenses
Consulting fees	750,655	230,151	1,446,244	230,151
Share based compensation (Note 9, 10)	586,410	115,034	586,410	115,034
Professional fees	96,962	17,285	141,285	19,410
Shareholders information services	34,754	7,519	77,285	15,356
Office and general	164,524	28,681	272,696	28,681
Financing costs	-	-	-	14,877
Depreciation	-	1,873	-	1,873
Exclusivity fee (Note 11(a))	-	-	15,682	-
Foreign exchange gain	(135,565)	(6,586)	(62,134)	(6,624)
	1,497,740	393,957	2,477,468	418,758
Loss before other income	(1,505,572)	(393,957)	(2,492,731)	(418,758)

Interest income from joint venture (Note 5)	27,197	-	42,199	-
Share of profit from joint venture (Note 5)	474	-	11,752	-
Net loss	(1,477,901)	(393,957)	(2,438,780)	(418,758)

Loss per share - basic and diluted	(0.037)	(0.013)	(0.061)	(0.015)

Weighted average number of outstanding common shares - basic and diluted	40,036,228	30,638,848	40,036,228	27,060,296

Net loss	(1,477,901)	(393,957)	(2,438,780)	(418,758)
Foreign exchange translation adjustment	(2,763)	-	(2,878)	-
Comprehensive loss	(1,480,664)	(393,957)	(2,441,658)	(418,758)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital $ (Note 17)	Contributed Surplus $ (Note 17)	Accumulated Deficit $ (Note 17)	Accumulated Other Comprehensive Income	Total

Balance, June 30, 2017	23,521,744	7,880,660	361,196	(8,868,332)	-	(626,476)
Common shares issued for settlement of shareholder loan (Note 6)	7,681,110	384,055	-	-	-	384,055
Common shares issued for private placement (Note 6)	5,532,500	553,250	-	-	-	553,250
Issuance of warrants (Note 9)	-	-	115,034	-	-	115,034
Net and comprehensive loss for the period	-	-	-	(418,758)	-	(418,758)
Balance, December 31, 2017	36,735,354	8,817,965	476,230	(9,287,090)	-	7,105

Balance, June 30, 2018	40,036,228	14,480,241	3,808,611	(13,734,265)	684	4,555,271
Issuance of warrants (Note 9)	-	-	586,410	-	-	586,410
Comprehensive loss for the year	-	-	-	(2,438,780)	(2,878)	(2,441,658)
Balance, December 31, 2018	40,036,228	14,480,241	4,395,021	(16,173,045)	(2,194)	2,700,023

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Six Months Ended	Six Months Ended
	December 31, 2018	December 31, 2017
	$	$
		(Note 17)

Operating activities
Net loss for the year	(2,438,780)	(418,758)

Adjusted for non-cash items:
Accrued related party interest	-	14,877
Share based compensation (Note 9)	586,410	115,034
Shares issued on consulting agreement (Note 6)	-	20,000
Share of profit of a joint venture (Note 5)	(11,752)	-
Depreciation (Note 4)	15,263	1,873
Interest income	(42,199)	-
Foreign exchange gain	(24,061)	-

Changes in non-cash working capital items:
Prepaid expense	90,650	(28,466)
Accounts payable and accrued liabilities	353,579	7,914
Due to related parties	-	138,472
Cash used in operating activities	(1,470,890)	(149,054)

Investing activities
Advances to joint venture (Note 5)	(1,073,685)	-
Purchase of equipment	-	(37,457)
Other investment (Note 13)	(500,000)	-
Promissory note (Note 12)	(71,916)	-
Cash used in investing activities	(1,645,601)	(37,457)

Financing activities
Advances from related parties	-	1,540
Repayments of related parties	-	(166,835)
Repayments of related party notes payable	-	(43,681)
Proceeds from debenture unit deposits	50,000	-
Proceeds from issuance of common shares	-	533,250
Proceeds from financing activities	50,000	324,274

Effect of exchange rate changes on cash	(2,878)	-

Net increase in cash and cash equivalents	(3,069,369)	137,763
Cash and cash equivalents, beginning of year	3,250,697	-
Cash and cash equivalents, end of year	181,328	137,763

Supplementary cash flow information
Interest paid	-	107,146
Taxes paid	-	-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

1.  NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 8 King Street East, Suite 1010, Toronto, Ontario, M5C 1B5.

The Company’s common shares currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $2,441,658 (December 31, 2017 – $418,758) during the six month period ended December 31, 2018 and has a total accumulated deficit of $16,173,045 (June 30, 2018 – $13,734,265) as at December 31, 2018. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve this. Accordingly, these condensed interim consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.  BASIS OF PREPARATION

(a)
Statement of Compliance

The Company’s condensed interim consolidated financial statements have been prepared in conformity with IAS 34 – Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financials for the year ended June 30, 2018. These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors of the Company on February 26, 2019.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

(b)
Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except where otherwise disclosed. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)
Functional and Presentation Currency

The condensed interim consolidated financial statements are presented in Canadian Dollars, which is the Company’s presentation currency. The functional currencies of the group, as determined by management, are as follows:

Currency

CordovaCann Corp.	Canadian
CordovaCann Holdings Canada, Inc.	Canadian
Cordova Investments Canada, Inc.	Canadian
CordovaCann Holdings, Inc.	United States
Cordova CO Holdings, LLC	United States
Cordova OR Holdings, LLC	United States
CDVA Enterprises, LLC	United States
Cordova CA Holdings, LLC	United States
Cordova OR Operations, LLC (27.5%)	United States

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's reporting currency of Canadian Dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity.

(d)
Use of Estimates and Judgements

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

2.  BASIS OF PREPARATION (continued)

(d)
Use of Estimates and Judgements (continued)

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, fair value of share purchase warrants, share-based payments and deferred tax assets.

(e)
Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating polices of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: CordovaCann Holdings Canada, Inc.; Cordova Investments Canada, Inc.; CordovaCann Holdings, Inc., and its wholly owned subsidiaries: Cordova CO Holdings, LLC, Cordova OR Holdings, LLC, CDVA Enterprises, LLC and Cordova CA Holdings, LLC.

(f)
Joint Venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets related to the arrangement. The Company accounts for its interests in joint ventures using the equity method of accounting. The Company initially records its interests in joint ventures at cost. Subsequent to initial recognition, the carrying value of the Company’s interest in the joint venture is adjusted for the Company’s share of comprehensive income and distributions of the investee.

Refer to Note 5 for additional information on the Company’s joint venture in Cordova OR Operations, LLC.

3.  STANDARDS EFFECTIVE JULY 1, 2018

The Company has adopted the following new or amended IFRS standards for the period beginning on July 1, 2018.

IFRS 9 - Financial Instruments

IFRS 9 – Financial Instruments (“IFRS 9”) replaced IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) and all previous versions of IFRS 9. The Company adopted IFRS 9 using the retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of July 1, 2018 and comparatives will not be restated.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

3.  STANDARDS EFFECTIVE JULY 1, 2018 (continued)

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income; or (iii) at fair value through profit or loss.

● Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

● Fair value through other comprehensive income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

● Fair value through profit or loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Consistent with IAS 39, financial liabilities under IFRS 9 are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost.

The following table summarizes the classification of the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39	IFRS 9
	Classification	Classification

Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Promissory note	Loans and receivables	Amortized cost

Financial liabilities
Accounts payable and accrued liabilities	Other liabilities	Amortized cost

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

3.  STANDARDS EFFECTIVE JULY 1, 2018 (continued)

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities. On adoption of IFRS 9 on July 1, 2018, there was no change in the carrying value of the financial instruments on transition from IAS 39. IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

IFRS 15 – Revenue from Contracts with Customers

Effective July 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”), issued in May 2014, and amended in September 2015 and April 2016. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts, and financial instruments. In accordance with the transitional provisions in IFRS 15, the Company elected to adopt the new standard using the modified retrospective approach. There is no impact of adopting IFRS 15 on the Company’s condensed interim consolidated financial statements.

New Standards Not Yet Adopted

IFRS 16 - Leases

In January 2016, the IASB issued a new standard, IFRS 16 – Leases. The new standard requires lessees to recognize most leases on the balance sheet using a single model, thereby eliminating the distinction between operating and finance leases. Lessor accounting, however, remains similar to current accounting practice, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019 and will supersede IAS 17 – Leases. Early application is permitted if IFRS 15 has also been applied. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

4.  EQUIPMENT

Equipment consists of the following:

Equipment
Cost	$
At June 30, 2017	-
Additions (Disposals)	151,188
At June 30, 2018	151,188
Additions (Disposals)	-
Translation adjustment	4,583
At December 31, 2018	155,771

Accumulated depreciation	$
At June 30, 2017	-
Additions (Disposals)	12,770
At June 30, 2018	12,770
Additions (Disposals)	15,263
At December 31, 2018	28,033

	At June 30, 2018	At December 31, 2018
Net book value ($)	138,418	127,738

During the three and six months ended December 31, 2018, the Company expensed $7,832 and $15,263, respectively, in depreciation (December 31, 2017 – $nil and $1,873, respectively) which has been recorded as cost of sales in relation to the below lease agreement.

The Company entered into an operating lease on February 1, 2018 with an unrelated party (the “Lessee”), under which the Lessee agreed to lease the above equipment for an initial period of twelve months. The Lessee shall make monthly payments of USD $5,040 due on or before the first day of each respective month. During the three and six months ended December 31, 2018, the Company had rental income in the amount of $20,628 and $40,388, respectively, outstanding as a result of this lease. The Company has not recorded revenue for the rental income pending a determination by the Company that collectability is reasonably assured. The Company expects to collect the outstanding balance related to the lease agreement and will recognize revenue upon receipt.

The lease will automatically extend for additional twelve month periods unless either party provides notice of its intent to terminate the lease. As at December 31, 2018, it is estimated that future minimum lease payments of USD $5,040 are to be charged within the next year.

5.   INVESTMENT AND ADVANCES IN JOINT VENTURE

On April 4, 2018, the Company entered into an agreement to acquire 27.5% of Cordova OR Operations, LLC (“OR Operations”) in a step acquisition for the acquisition of land and buildings. Under the terms of the agreement, the Company acquired a 27.5% membership interest in OR Operations for USD $400,000 and agreed to pay an additional USD $1,050,000, on or before April 3, 2019 (the “Mandatory Payment Date”), to acquire the remaining 72.5% membership interest in OR Operations; failure to pay the remaining purchase price would result in the Company forfeiting all right, title and interest in OR Operations on such date. Prior to the Mandatory Payment Date, the decisions over relevant activities of OR Operations will be jointly determined. The Company has concluded that it has joint control over OR Operations as at December 31, 2018. Accordingly, until the 72.5% membership is redeemed, the investment in OR Operations shall be classified as a joint venture and has been accounted for using the equity method in accordance with IAS 28.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

5.  INVESTMENT AND ADVANCES IN JOINT VENTURE (continued)

The concepts underlying the procedures used in accounting for the acquisition of a subsidiary will also be adopted for the acquisition of additional interests in OR Operations. The carrying amount of the investment will be adjusted to recognize changes in the Company’s net share of assets of OR Operations since the acquisition date. Given the limited time between the acquisition and the current period, the accounting for the step acquisition of OR Operations has only been provisionally determined as at December 31, 2018. Consistent with IFRS, the measurement period for the step acquisition of OR Operations shall not exceed one year from the acquisition date.

Summarised financial information for investment in OR Operations is set out below:

Participating share	27.50%
Balance at June 30, 2018	$534,311
Additions	-
Share of net income (loss)	11,752
Translation effect	19,478
Balance at December 31, 2018	$565,541

December 31, 2018
$

Current assets	313,277
Non-current assets	3,560,474
Current liabilities	(1,823,166)
Non-current liabilities	-
Net income	1,304

As at December 31, 2018, the Company had advanced a total of $1,726,589, inclusive of interest, to OR Operations (June 30, 2018 – $610,705). Total interest accrued as at December 31, 2018 amounted to $46,912. The advances to OR Operations are unsecured, bearing interest at 8% per annum and due twelve months from the date of issuance. During the three and six months ended December 31, 2018, the Company charged interest of $27,197 and $42,199, respectively, (December 31, 2017 – $nil) on the advances to OR Operations.

6.  SHARE CAPITAL

Authorized: Unlimited number of common shares

During the three and six month periods ending December 31, 2018, the Company had no common share transactions.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

6. SHARE CAPITAL (continued)

During the three and six month periods ended December 31, 2017, the Company had the following common share transactions:

●
On October 19, 2017, an outstanding shareholder loan in the amount of $384,055 was settled with the issuance of 7,681,110 common shares of the Company at a price of $0.05 per share; and

●
On December 14, 2017, the Company issued 5,532,500 common shares valued at $0.10 per share as part of a private placement for total gross proceeds of $553,250; of which $533,250 was received in cash and $20,000 was issued pursuant to a consulting agreement.

7.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the three and six month periods ended December 31, 2018 and 2017 and balances as at those dates, not disclosed elsewhere in these condensed interim consolidated financial statements are:

a)
During the three and six month periods ended December 31, 2017, the Company accrued interest of $nil (2017 - $nil and $14,877) on outstanding loans due to related parties;

b)
During the three and six months ended December 31, 2018, the Company received $nil (2017 - $1,121 and $1,540) in advances from related parties, for working capital purposes;

c)
During the three and six months ended December 31, 2018, the Company repaid $nil (2017 - $166,835) of related party advances;

d)
During the three and six months ended December 31, 2018, the Company expensed $288,507 and $567,509, respectively, (December 31, 2017 – $153,386) in fees payable to Officers and Directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at December 31, 2018, the Company has a prepaid expense amount paid to such related corporation in the amount of $97,757 and fees payable to Officers and Directors of the Company of $181,666; and

e)
During the three and six months ended December 31, 2018, the Company expensed $nil (December 31, 2017 – $87,134) in share based compensation related to Officers and Directors of the Company.

8.
DEBENTURE UNIT DEPOSITS

During the period ended December 31, 2018, the Company received a total of $50,000 in deposits related to subscriptions for a convertible debenture offering (the “Offering”). Each $1,000 unit of the Offering shall be comprised of a $1,000 principal amount of 10% unsecured subordinated convertible debenture (“Debenture”) and 500 common share purchase warrants (“Warrants”). The Debentures shall mature twenty-four months from the date of issuance and shall be exercisable into common shares of the Company at a price of $1.00 per share anytime prior to maturity by the holder and at the option of the Company in certain circumstances. The Warrants shall be exercisable for a period of twenty-four months from the date of issuance and exercisable at a price of $1.20 per share. The Debentures and Warrants related to the Offering remain unissued.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

9.  WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
July 1, 2017	-	$-	-
Issued	6,650,000	0.54	1.37
Expired	-	-	-
July 1, 2018	6,650,000	0.54	1.37
Issued	2,750,000	1.91	3.45
Forfeited	-	-	-
Expired	-	-	-
End of period, December 31, 2018	9,400,000	$0.94	1.58

a)
On November 1, 2017 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining 2,000,000 vested during the three months ended June 30, 2018.

The fair value of these issued warrants of $261,401 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	2 years
Estimated volatility in the market price of the common shares	214%
Dividend yield	Nil

For the three and six months ended December 31, 2018, the Company expensed $nil (2017 – $87,134) of the fair value of the warrants as share based compensation.

b)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately and the remaining 500,000 vested during the three months ended June 30, 2018.

The fair value of these issued warrants of $44,087 was determined using the Black-Scholes Option Pricing Model with the following assumptions:
Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	Nil

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

9. WARRANTS (continued)

For the three and six months ended December 31, 2018, the Company expensed $nil (2017 – $27,900) of the fair value of the warrants as share based compensation.

c)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at December 31, 2018, the deliverables were not met.

The fair value of these issued warrants of $16,499 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	Nil

For the three and six months ended December 31, 2018, the Company expensed $nil (2017 – $nil) of the fair value of the warrants as share based compensation.

d)
On October 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until September 30, 2020 at an exercise price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in six equal tranches of 25,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $207,833 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.35
Risk-free interest rate	2.27%
Expected life	2 years
Estimated volatility in the market price of the common shares	126%
Dividend yield	Nil

For the three and six months ended December 31, 2018, the Company expensed $134,052 (2017 – $nil) of the fair value of the warrants as share based compensation.

e)
On October 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until October 14, 2020 at an exercise price of $2.00 per share. The warrants shall vest in four equal tranches of 62,500 warrants every three months from the date of issuance.

The fair value of these issued warrants of $131,421 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

9. WARRANTS (continued)

Stock price	$1.05
Risk-free interest rate	2.25%
Expected life	2 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	Nil

For the three and six months ended December 31, 2018, the Company expensed $57,040 (2017 – $nil) of the fair value of the warrants as share based compensation.

f)
On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants to a consultant for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,275,406 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	5 years
Estimated volatility in the market price of the common shares	215%
Dividend yield	Nil

For the three and six months ended December 31, 2018, the Company expensed $144,432 (2017 – $nil) of the fair value of the warrants as share based compensation.

g)
On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants to a consultant for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,275,406 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	5 years
Estimated volatility in the market price of the common shares	215%
Dividend yield	Nil

For the three and six months ended December 31, 2018, the Company expensed $144,432 (2017 – $nil) of the fair value of the warrants as share based compensation.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

9. WARRANTS (continued)

h)
On December 1, 2018 and in connection to a consulting agreement, the Company issued warrants to a consultant for the purchase of 250,000 common shares of the Company exercisable until November 30, 2020 at a price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in three equal tranches of 50,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $138,853 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	5 years
Estimated volatility in the market price of the common shares	116%
Dividend yield	Nil

For the three and six months ended December 31, 2018, the Company expensed $106,454 (2017 – $nil) of the fair value of the warrants as share based compensation.

10.
OPTIONS

On November 22, 2017, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

Outstanding options as at December 31, 2018 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Executive Officers	900,000	$0.78	2.37
Directors	100,000	$0.40	2.30
Consultants	750,000	$0.70	2.35
	1,750,000

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

10.
OPTIONS (continued)

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value
January 16, 2018(i)	January 15, 2021	1,000,000	1,000,000	$0.40	$377,024
March 9, 2018(ii)	March 8, 2021	750,000	750,000	$1.15	$800,703

(i)
The options fully vested on issuance and the fair value of $377,024 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.40
Risk-free interest rate	1.78%
Expected life	3 years
Estimated volatility in the market price of the common shares	218%
Dividend yield	Nil

(ii)
The options fully vested on issuance and the fair value of $800,703 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	213%
Dividend yield	Nil

During the three and six month periods ended December 31, 2018, the Company expensed $nil (December 31, 2017 - $nil) related to the above options.

11. COMMITMENTS

(a)
Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company an exclusivity option on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to USD $100,000 for such exclusivity until termination by either party. During the three and six months ended December 31, 2018, the Company paid a total of $nil and $15,682, respectively, to the third party and expensed $nil and $15,682, respectively, as an exclusivity fee (December 31, 2017 – $nil). The total exclusivity fee paid up to December 31, 2018 amounted to USD $45,410.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

11. COMMITMENTS (continued)

(b)
Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim consolidated financial statements.

(c)
Contingency

On January 23, 2019, a subsidiary of the Company was identified as a defendant to a four count complaint in the District Court of Denver County, Colorado alleging trademark infringement and other claims for relief for unspecified damages. The Company intends on defending such complaint, however, it is not practical to estimate the potential effect of this complaint at such time.

(d)
Commitments

The following is a summary of the Company’s minimum operating lease obligations for its premises due in future fiscal years.

$
2019	110,858
2020	112,991
2021	112,991
2022 and thereafter	56,496

12. PROMISSORY NOTE

On June 7, 2018, the Company entered into a revolving promissory note with a customer (the “Promissory Note”). Under the terms of the Promissory Note, the customer could draw up to the principal sum of USD $50,000 at the sole discretion of the Company. During the three and six month periods ended December 31, 2018, the Promissory Note was amended to allow the customer to draw up to the principal sum of USD $100,000.

The Promissory Note is unsecured, bearing interest at 8% per annum and due twelve months from the date of issuance. As at December 31, 2018, USD $64,300 was outstanding under the Promissory Note.

13. OTHER INVESTMENT

On September 18, 2018, the Company subscribed for 500,000 convertible preferred shares of NWN Inc. (“NWN”) at a price of $1.00 per preferred share (“Preferred Share”) for a total consideration of $500,000. Each Preferred Share is convertible into one common share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

13. OTHER INVESTMENT (continued)

NWN is a private company and the fair value of the instrument is not reliably determinable. As a result, this investment is being carried at cost by the Company. The Company has not earned any dividend on these preferred shares. Furthermore, NWN is considered to be a related party by virtue of a common officer and director.

14. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2:  inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3:inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of cash and cash equivalents, promissory note and accounts payable and accrued liabilities approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at December 31, 2018:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2018, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

14. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at December 31, 2018, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

15. CAPITAL MANAGEMENT

The Company includes equity comprised of issued share capital, contributed surplus, deficit in the definition of capital and accumulated other comprehensive loss. As at December 31, 2018, the Company’s shareholders’ equity was $2,700,023 (June 30, 2018 – $4,555,271). The Company’s objectives when managing capital are as follows:

(i)
to safeguard the Company’s ability to continue as a going concern; and

(ii)
to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s long-term and short-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three and six month periods ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

16.
COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the condensed interim consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net loss.

17.
RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS

The prior year financial statements for the three and six month periods ended December 31, 2017 have been restated to correct material errors in its prior filing. Details of the restatement are as follows:

a)
The difference between the fair value of the common shares issued for settlement of a shareholder loan and the carrying value of such shareholder loan was originally recorded as a loss on settlement of $382,704 in the condensed interim consolidated statements of operations and comprehensive loss rather than as an equity adjustment. As a result of the restatement, share capital has decreased by $382,704 and the loss on settlement of debt and net loss for such periods has decreased by $382,704; and

b)
The warrants and options issued by the Company during the periods ended December 31, 2017 were originally recorded using an estimated volatility that was not representative of future volatility of the Company. As a result of the recalculation of future volatility, share based compensation and contributed surplus were reduced by $34,830.

18. SUBSEQUENT EVENTS

On February 1, 2019 and in connection to a consulting agreement, the Company issued warrants for the purchase of 325,000 common shares of the Company exercisable until January 31, 2022 at an exercise price of $1.00 per share. Of these issued warrants, 81,250 vested immediately while the remaining 243,750 warrants shall vest in three equal tranches of 81,250 warrants every three months from the date of issuance.

On February 1, 2019, the Company entered into a senior promissory note (the “Senior Promissory Note”) with a third party, whereby the third party would make available to the Company the aggregate principal amount of USD $150,000. The Senior Promissory Note is unsecured, accrues interest at 10% per annum and is due on or before May 2, 2019. On February 1, 2019 and in connection with the Senior Promissory Note, the Company issued warrants for the purchase of 150,000 common shares of the Company, vesting immediately and exercisable until January 31, 2020 at an exercise price of $1.00 per share.

On February 15, 2019 and in connection to a settlement agreement, 1,000,000 warrants previously issued to a consultant on October 31, 2018 were forfeited.